UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 August 2022

Number	26/22

BHP RESULTS

FOR THE YEAR ENDED 30 JUNE 2022

Note: All guidance is subject to further potential impacts from COVID-19 during the 2023 financial year.

Safe, reliable production

•	There have been no fatalities at BHP for over three-and-a-half-years. High-potential injury frequency[i] declined by 30% during the year.

•

Our strong focus on safety and health includes the elimination from BHP of sexual harassment, racism and bullying. We have made strong progress during the year on implementing our suite of critical controls, including increased security measures, and implementing an alcohol consumption limit across our Minerals Australia villages. We have also held safety stops across our global workforce focused on preventing this behaviour.

•	We achieved our short-term target to maintain operational greenhouse gas emissions at or below 2017 financial year levels while we continue to grow our business.

•	We launched our new social value framework and scorecard that outlines our 2030 goals, metrics and milestones.

Operational excellence: Record sales at Western Australia Iron Ore (WAIO) and record free cash flow generation

•	Reliable operational performance at WAIO, with record sales (on a 100% basis) for the third consecutive year and the South Flank Project ramp up ahead of schedule.

•	Escondida achieved record material mined and near-record concentrator throughput.

•	Profit from operations of US$34.1 billion, up 34% from the prior year, and record Underlying EBITDAii of US$40.6 billion at a record marginii of 65% for continuing operations.

•	Attributable profit of US$30.9 billion and record Underlying attributable profitii of US$23.8 billion, up 39% from the prior year for total operations.

•	Net operating cash flow of US$29.3 billion and record free cash flowii of US$24.3 billion for continuing operations, reflects higher coal and copper prices and disciplined cost control.

•	We paid US$17.3 billion in tax, royalty and other payments to governments in the 2022 financial year.iii

Disciplined capital allocation: Production shafts at Jansen complete and Jansen Stage 1 progressing to plan

•

Capital and exploration expenditure of US$6.1 billion for continuing operations. Capital and exploration expenditure is expected to be approximately US$7.6 billion and US$9.0 billion for the 2023 and 2024 financial years.

•	The Jansen Stage 1 project is tracking to plan and we are working to bring forward first production into 2026, while also assessing options to accelerate Jansen Stage 2.

•	At WAIO we have revised medium-term production guidance to greater than 300 Mtpa and we are assessing 330 Mtpa expansion alternatives.

•	In exploration, we continue to advance copper targets in a number of countries as well as our nickel exploration programs in Canada and Australia.

•	Net debtii at US$0.3 billion, compared to US$4.1 billion at 30 June 2021.

Value and returns: Record US$36.0 billion of total announced returns to shareholders

•

The Board has determined to pay a final dividend of US$1.75 per share or US$8.9 billion, which includes an additional amount of US$0.60 per share (equivalent to US$3.0 billion) above the 50% minimum payout policy. Total cash dividends announced of US$3.25 per share, equivalent to a 77% payout ratio.

•	The merger of BHP’s Petroleum business with Woodside Energy was completed on 1 June 2022 and BHP paid a fully franked in specie dividend of US$3.86 per share or US$19.6 billion.

•	The divestment of BHP’s 80% interest in BMC was completed on 3 May 2022.

•	The unification of BHP’s dual listed corporate structure was completed in January 2022.

•	Underlying return on capital employedii strengthened to 48.7%.

News release

Results for the year ended 30 June 2022

Year ended 30 June[1]	2022 US$M	2021 US$M	Change %
Total operations
Attributable profit	30,900	11,304	173%
Basic earnings per share (US cents)	610.6	223.5	173%
Dividend per share (US cents)	325.0	301.0	8%
In specie dividend on merger of Petroleum with Woodside (US cents)	386.4	—	—
Net operating cash flow	32,174	27,234	18%
Capital and exploration expenditure	7,545	7,120	6%
Net debt	333	4,121	(92%)
Underlying attributable profit	23,815	17,077	39%
Underlying basic earnings per ordinary share (US cents)ii	470.6	337.7	39%
Continuing operations
Profit from operations	34,106	25,515	34%
Underlying EBITDA	40,634	35,073	16%
Underlying attributable profit	21,319	16,985	26%
Net operating cash flow	29,285	25,883	13%
Capital and exploration expenditure	6,111	5,804	5%
Underlying basic earnings per ordinary share (US cents)ii	421.2	335.9	25%

1

BHP’s Petroleum business has been presented in this report as discontinued operations. BMC is not considered to meet the criteria for classification as a discontinued operation given its relative size to the Group and the Coal segment. The comparative income statement and cash flow statement have been restated accordingly.

BHP Chief Executive Officer, Mike Henry:

“BHP delivered strong operational performance and disciplined cost control to realise record underlying earnings of US$40.6 billion and record free cash flow of US$24.3 billion. We have reduced debt and announced a final dividend of US$1.75 per share, bringing total cash dividends announced for the full year to a record US$3.25 per share.

BHP’s total economic contribution including payments to employees, suppliers, communities, governments and shareholders totalled US$78.1 billion. This includes US$17.3 billion paid to governments through taxes and royalties and US$19.6 billion paid to shareholders after the merger of our Petroleum business with Woodside.

These strong results were due to safe and reliable operations, project delivery and capital discipline, which allowed us to capture the value of strong commodity prices. BHP remains the lowest cost iron ore producer globally and we delivered record annual sales from Western Australia Iron Ore.

I am most proud of our safety performance: BHP has now achieved three-and-a-half years without a fatality and the rate of high-potential injuries has dropped by a third in the past 12 months. We continue to make progress in building inclusive, diverse and high-performing teams and culture, and we remain unwavering in our focus on eliminating sexual harassment, bullying and racism from BHP.

BHP enters the 2023 financial year in great shape strategically, operationally and financially, and well prepared to manage an uncertain near-term environment. During the year, we unified BHP’s corporate structure, merged our Petroleum business with Woodside, completed the sales of our interests in the BMC and Cerrejón energy coal assets, and decided to retain and operate our New South Wales Energy Coal business until mine closure in 2030. We have improved our platform for growth through the Jansen potash project, iron ore and copper.

We are pursuing options to deliver greater value for shareholders by growing the business and our exposure to future-facing commodities. At Western Australia Iron Ore, the ramp-up of South Flank is ahead of schedule and we have revised our medium-term production guidance to more than 300 Mtpa. In the 2023 financial year, we are assessing expansion alternatives to take us toward 330 Mtpa of production.

In Canada, we completed the production shafts at our Jansen potash project and are working to bring forward first production into 2026, as we assess options to accelerate Stage 2. At the same time, we continue to assess and add to our options in copper and nickel.

We expect China to emerge as a source of stability for commodity demand in the year ahead, with policy support progressively taking hold. At the same time, we expect to see a slowdown in advanced economies as monetary policy tightens, as well as ongoing geopolitical uncertainty and inflationary pressures. The direct and indirect impacts of Europe’s energy crisis are a particular point of concern. Tight labour markets will remain a challenge for global and local supply chains. Waves of COVID-19 infection continue to occur in the communities where we operate, and we are planning accordingly.”

BHP Results for the year ended 30 June 2022

Creating social value

By prioritising both financial and social value, we can create mutual benefit for our stakeholders and deliver long-term value for our shareholders. Social value is our positive contribution to society – our people, partners, the economy, the environment, local communities and shareholders, anchored in enduring, mutually beneficial and trusting relationships.

In June 2022, we launched our social value scorecard with 2030 goals, metrics and milestones. We expect to transition to the 2030 social value scorecard from the 2023 financial year. Further information on social value is detailed in the Operating and Financial Review in the Appendix 4E.

Social value: key indicators scorecard1

	Target/Goal	FY22		H2 FY22		H1 FY22		FY21		Comment
Fatalities	Zero work-related fatalities		0		0		0		0	No fatalities over the last three-and-a-half-years.
High-potential injury (HPI) frequency[i] (per million hours worked)	Year-on-year improvement in HPI frequency		0.14		0.12		0.17		0.20	30 per cent reduction from FY21 and over 50 per cent decrease since FY19.
Total recordable injury frequency (TRIF)[i] (per million hours worked)	Year-on-year improvement in TRIF		4.0		4.2		3.8		3.7	Decrease of 15 per cent since FY19. 8 per cent increase from FY21.
Operational greenhouse gas (GHG) emissions[i] (Mt CO2-e)	Maintain FY22 operational GHG emissions at or below FY17 levels[2,3] while we continue to grow our business and reduce operational GHG emissions by at least 30 per cent from FY20 levels[3] by FY30		11.0		5.1		5.9		14.6	Successfully achieved our short-term FY22 target primarily due to reductions from Escondida and Pampa Norte renewable power-purchasing agreements (PPAs) and on track to meet our FY30 targets with the reductions in emissions from PPAs at Escondida, Spence, BMA, Olympic Dam and Nickel West.
Value chain emissions[i]	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030	✓		✓		✓		✓		On track to deliver 2030 goal with additional MoU signed with South Korea’s POSCO, and commenced phase one studies and R&D under all existing partnerships with steelmaking customers.
	Maritime transportation: 2030 goal to support 40 per cent emissions intensity reduction of BHP- chartered shipping of BHP products	✓		✓		✓		✓		On track to deliver 2030 goal, including joining the US government’s First Movers Coalition as a founding member in shipping.
Freshwater withdrawals[i] (GL)	Reduce FY22 freshwater withdrawals by 15 per cent from FY17 levels[4]		107.4		54.0		53.4		108.4	Beat five-year target with 29 per cent reduction in FY22 from an adjusted FY17 baseline[4].
Community and social investment (US$M)	No less than one per cent of pre-tax profit (three-year rolling average)		186.4		139.5		46.9		174.8	Positive impacts this year include (i) >8M hectares conserved, restored or improved management; (ii) 22,400 people completing training aligned with the future of work, with >1,200 people obtaining paid employment.
Local procurement spend (US$M)	Support the growth of local businesses in the regions where we operate		2,673		1,450		1,223		2,176	Our procurement teams globally and our Local Buying Programs in Australia and Chile reached 2,700 local suppliers in FY22.
Female workforce participation[i] (%)	Aspirational goal for gender balance by the end of FY25		32.3		32.3		30.6		29.8	Almost 8,000 more female employees at the end of the year than FY16[5], with 47 per cent female external hires in FY22.
Indigenous workforce participation[i] (%)	Australia[6]: aim to achieve 8.0 per cent by the end of FY25		8.3		8.3		8.0		7.2	Achieved previous target three years ahead of schedule. New target is to achieve 9.7 per cent by the end of FY27 with a greater focus on leadership.
	Chile[7]: aim to achieve 10.0 per cent by the end of FY26		8.7		8.7		8.5		7.5	New target is to achieve 10 per cent by the end of FY25.
	Canada[8]: aim to achieve 20.0 per cent by the end of FY27		7.2		7.2		5.2		5.1	New target is to achieve 20 per cent by the end of FY26.

1

All data points are presented on a total operations basis, unless otherwise noted, and are subject to non-financial assurance reviews. Some previously reported data points have been re-stated as a result of assurance reviews completed subsequent to release of information, reclassification or to reflect portfolio changes, including the divestments in FY22 of Petroleum and BMC. Re-stated figures are shown in italics. FY22 data for safety, social investment, local procurement and workforce participation includes the operated assets in our Petroleum business up to the date of the merger (1 June 2022) and BMC up to the date of completion of the sale (3 May 2022).

News release

2

For our baseline year of FY17, our operational GHG emissions were 12.9 Mt CO2-e, adjusted for discontinued operations (Onshore US assets and Petroleum) and the divestment of BMC, and for method changes (use of AR5 Global Warming Potentials and move to facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. No offsets have been retired for this purpose.

3

For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e, adjusted for discontinued operations (Petroleum) and the divestment of BMC, and for method changes (use of AR5 Global Warming Potentials and move to facility-specific emissions calculation methodology for fugitives at Caval Ridge). These adjustments have also been applied to the GHG emissions stated in this table to aid comparability. The use of carbon offsets will be governed by BHP’s approach to carbon offsetting described at bhp.com/climate.

4

For our baseline year of FY17, our freshwater withdrawals were 152.2 GL (on an adjusted basis, excluding Onshore US assets, Petroleum and BMC). The FY17 baseline data has also been adjusted to account for: the materiality of the strike affecting water withdrawals at Escondida in FY17, improvements to water balance methodologies at WAIO and BMA and exclusion of hypersaline, wastewater, entrainment and supplies from desalination. These adjustments have also been applied to FY22 and to FY21 to aid with comparability.

5	In FY16, our female representation was 17.6%.
6	Minerals Australia operations employees in Australia.
7	Minerals Americas operations employees in Chile.
8	Jansen Potash project and operations employees in Canada. Previously reported numbers included contractors.

Samarco

BHP Brasil remains committed to Samarco supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Fundão dam failure, as set out in the Framework Agreement entered into in March 2016 by BHP Brasil, Samarco, Vale and relevant Brazilian authorities.

Further information on the remediation and compensation programs, and resettlement of communities is detailed in section 8 ‘Samarco’ of the Operating and Financial Review in the Appendix 4E.

BHP has reported a total income statement charge of US$1.1 billion (after tax) in relation to the Fundão dam failure for the 2022 financial year. This charge is recognised as an exceptional item. Additional information is included in note 4 ‘Significant events – Samarco dam failure’ of the Financial Statements in the Appendix 4E.

BHP Brasil, Samarco, Vale and Federal and State prosecutors have been engaging in negotiations to seek a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$30 billion) Federal Public Prosecution Office claim. Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. The provision may also be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the UK.

BHP Results for the year ended 30 June 2022

Financial performance

Note: All guidance is subject to further potential impacts from COVID-19 during the 2023 financial year.

Earnings and margins

•	Attributable profit of US$30.9 billion includes an exceptional gain of US$7.1 billion (2021: US$11.3 billion, which includes an exceptional loss of US$5.8 billion).

•

The exceptional gain of US$7.1 billion (after tax) reflects a net gain on merger of BHP’s Petroleum business with Woodside of US$8.2 billion which is reported as discontinued operations, and a gain on disposal of BMC of US$840 million. This was partially offset by the current year impact of the Samarco dam failure of US$1.1 billion, corporate structure unification costs of US$428 million and an impairment of US deferred tax assets no longer expected to be recoverable after the Petroleum demerger of US$423 million.

•

Underlying attributable profit of US$23.8 billion for total operations (2021: US$17.1 billion) reflects disciplined cost and production performance to realise higher margins due to strong commodity prices.

•

Profit from operations (continuing operations) of US$34.1 billion (2021: US$25.5 billion) increased as a result of higher coal and copper prices, strong underlying operational performance, including record sales at WAIO and near- record concentrator throughput at Escondida, disciplined cost control supported by cost reduction initiatives across our assets and favourable exchange rate movements. This was partially offset by COVID-19 restrictions and supply constraints, lower copper grades at Escondida, higher diesel, electricity and consumable prices, significant wet weather at BMA and the impacts from maintenance, including the planned major smelter maintenance campaign at Olympic Dam and unplanned smelter outage at Nickel West.

•

The total impact from COVID-19 on our operations was US$1.5 billion (pre-tax) (2021: US$729 million). This represents the following impacts: lower volumes at our operated assets of US$1.2 billion (2021: US$230 million) due to labour and supply constraints and direct costs of US$277 million incurred (2021: US$499 million, reported as an exceptional item), from continued application of our COVID-19 controls and demurrage charges caused by COVID-19 due to delays. The most recent wave of COVID-19 infection has peaked in Australia and is now declining. In Chile, while the infection wave has not yet peaked, it is unlikely to be as impactful as previous waves. Our current controls are continuously assessed to ensure our people remain safe and impacts to operations are minimised. We remain vigilant and ready to respond to the possibility of future waves.

•	Underlying EBITDA of US$40.6 billion (2021: US$35.1 billion). Additional commentary is included on page 12.

•	Record underlying EBITDA margin of 65 per cent (2021: 64 per cent).

•	Underlying return on capital employed strengthened to 48.7 per cent (2021: 32.5 per cent). Underlying return on capital employed, excluding Petroleum, is approximately 48.1 per cent.

Costs

•	Unit costsii were 13 per centiv higher across our major assets largely reflecting COVID-19 related costs and inflationary pressures including diesel and electricity.

•

Unit costs at WAIO were in line with full year guidance (based on guidance exchange rate of AUD/USD 0.78). On a C1 basis excluding third party royalties, unit costs were higher than the prior year at US$15.05 per tonne (2021: US$12.98 per tonne) driven by higher diesel prices, costs associated with the South Flank ramp up, higher rail track maintenance costs and COVID-19 related costs.

•

Escondida unit costs finished the year at approximately the mid-point of the guidance range (based on guidance exchange rate of USD/CLP 727). This reflects strong cost discipline despite higher prices for consumables, workforce bonus payments on signing of a new collective bargaining agreement, a planned increase in material mined, COVID-19 related costs and lower by-product credits.

•

BMA unit costs were marginally above the revised Queensland Coal guidance range (based on guidance exchange rate of AUD/USD 0.78) primarily due to the impact of the divestment of BMC and higher diesel and electricity prices.

News release

•

Unit cost guidance for the 2023 financial year (based on guidance exchange rates of AUD/USD 0.72 and USD/CLP 830) reflects: the expected impacts of higher inflation, planned higher study costs to increase growth optionality at our operations longer term, partially offset by lower guidance exchange rates, cost discipline and continued expected productivity improvements.

•

We will continue to drive performance and unlock value by improving productivity and reliability across the supply chain through our BHP Operating System (BOS), implementing Maintenance and Engineering Centre of Excellence best practices, new technology solutions and ongoing automation.

•	Historical costs and cost guidance for our major assets are summarised below:

	FY22 at
				guidance	realised		FY22[3]
	Medium-term		FY23	exchange	exchange		vs
	guidance[1]		guidance[1]	rates[2]	rates[3]	FY21[4]	FY21[4]
Escondida unit cost (US$/lb)	<1.15	[5]	1.25 – 1.45	1.32	1.20	1.00	20%
WAIO unit cost (US$/t)[6]	<17	[7]	18 – 19	18.20	16.81	14.82	13%
BMA unit cost (US$/t)[8]	—	[9]	90 – 100	98.04	89.06	82.64	8%

1	FY23 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.72 and USD/CLP 830 and includes expected COVID-19 related costs.
2	FY22 unit costs at guidance exchange rates of AUD/USD 0.78 and USD/CLP 727 and includes COVID-19 related costs.
3	Average exchange rates for FY22 of AUD/USD 0.73 and USD/CLP 811.
4	FY21 unit costs excludes the impact from COVID-19 that was reported as an exceptional item.
5	Escondida medium-term unit cost guidance has been revised from less than US$1.10 per pound reflecting inflation, the impact of higher power consumption and increased water costs.
6	WAIO unit costs exclude freight and royalties. The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 20.
7	WAIO medium-term unit cost guidance has been revised from less than US$16 per tonne predominantly reflecting continued inflationary pressures and higher forecast diesel prices.
8	Queensland Coal unit costs no longer reported as the divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited was completed on 3 May 2022.
9

Given ongoing uncertainty regarding restrictions on coal imports into China and the announcement of the change to the Queensland royalty regime, we are unable to provide medium-term unit cost guidance for BMA.

•	Historical production and production guidance are summarised below:

				FY23e			FY22
	Medium-term		FY23	vs			vs
Production[1]	guidance		guidance	FY22	FY22	FY21	FY21
Copper (kt)			1,635 – 1,825	4% –16%	1,574	1,636	(4%)
Escondida (kt)	~1,200	[2]	1,080 – 1,180	8% –18%	1,004	1,068	(6%)
Other copper[3] (kt)			555 – 645	(3%) – 13%	570	568	0%
Iron ore (Mt)			249 – 260	(2%) – 3%	253	254	0%
WAIO (Mt)			246 – 256	(1%) – 3%	249	252	(1%)
WAIO (100% basis) (Mt)	>300	[4]	278 – 290	(2%) – 3%	283	284	0%
Samarco (Mt)			3 – 4	(26%) – (2%)	4	2	110%
Metallurgical coal - BMA (Mt)	—	[5]	29 – 32	0% – 10%	29	32	(9%)
Metallurgical coal - BMA (100% basis) (Mt)			58 – 64	0% – 10%	58	64	(9%)
Energy coal – NSWEC (Mt)			13 – 15	(5%) – 9%	14	14	(4%)
Nickel (kt)			80 – 90	4% – 17%	77	89	(14%)

1

Excludes BMC and Petroleum production. The divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited and the merger of BHP’s Petroleum business with Woodside Energy Group Limited were completed on 3 May 2022 and 1 June 2022 respectively.

2	Represents annual average copper production over the medium term.
3	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
4

In September 2021, WAIO received regulatory approval to increase capacity at its Port Hedland operations to 330 Mtpa (100 per cent basis), subject to the outcomes of a standard appeals processes. Our near-term focus remains on sustainable achievement of 290 Mtpa of iron ore, and our current medium-term plan is to creep production to greater than 300 Mtpa.

5

Given ongoing uncertainty regarding restrictions on coal imports into China and the announcement of the change to the Queensland royalty regime, we are unable to provide medium-term production guidance for BMA.

BHP Results for the year ended 30 June 2022

Cash flow and balance sheet

•

Net operating cash flows (continuing operations) of US$29.3 billion (2021: US$25.9 billion), reflects strong coal and copper prices, reliable operating performance at WAIO and disciplined cost control during the period. Income tax and royalty-related taxation payments of US$10.4 billion, included within net operating cash flows, are largely based on pay as you go instalments and while higher profits resulted in increased tax payments during the year, approximately US$3.0 billion of tax instalments and final tax payments relating to the 2022 financial year are expected to be made in the 2023 financial year.

•	Free cash flow (continuing operations) of US$24.3 billion (2021: US$19.6 billion), inclusive of capital and exploration expenditure of US$6.1 billion.

•

Our balance sheet remains strong with net debt at US$0.3 billion at 30 June 2022 (31 December 2021: US$6.1 billion; 30 June 2021: US$4.1 billion). The decrease of US$3.8 billion in net debt in the year (or US$5.8 billion from December 2021) reflects strong free cash flow generation by the operations which more than offset the record ordinary dividends paid to shareholders during the year of US$17.9 billion, dividends paid to non-controlling interests of US$2.5 billion and US$0.7 billion of lease additions.

	2022	2021
Year ended 30 June	US$M	US$M
Net debt at the beginning of the period	4,121	12,044
Lease additions	736	1,079
Free cash flow	(25,215)	(19,389)
Dividends paid	17,851	7,901
Dividends paid to NCI	2,540	2,127
Divestment and demerger of subsidiaries and operations	(492)	—
Other movements	792	359
Net debt at the end of the period	333	4,121

•

Our net debt target range of between US$5 and US$15 billion will enable BHP to maintain a resilient balance sheet during periods of change and external uncertainties and retain flexibility to allocate capital within our Capital Allocation Framework towards shareholder returns and future organic and inorganic investment opportunities.

•	Gearing ratioii of 0.7 per cent (31 December 2021: 10.0 per cent; 30 June 2021: 6.9 per cent).

Dividends

•

On 1 June 2022, the merger of BHP’s Petroleum business with Woodside was completed. BHP paid a fully franked in specie dividend and distributed Woodside shares to eligible BHP shareholders. The implied value of the in specie dividend was US$19.6 billion or US$3.86 per BHP share.

•

We will pay a final dividend of US$1.75 per share or US$8.9 billion, including an additional amount of US$3.0 billion above the minimum payout policy. This is equivalent to a 76 per cent payout ratioii (2021: 92 per cent).

•

In total, record dividends of US$36.0 billion (US$7.11 per share) have been determined for the 2022 financial year, including the in specie dividend of US$19.6 billion (US$3.86 per share) and an additional amount of US$5.8 billion above the minimum payout policy.

Capital and exploration

•

Capital and exploration expenditure (continuing operations) of US$6.1 billion in the 2022 financial year was lower than guidance of US$6.5 billion primarily due to favourable exchange rate movements. This included maintenance expenditure[v] of US$2.8 billion and exploration of US$256 million.

•

Capital and exploration expenditure of approximately US$7.6 billion and US$9.0 billion are expected for the 2023 and 2024 financial years, including a US$0.4 billion exploration program planned in the 2023 financial year. In the medium term, capital and exploration expenditure of approximately US$10 billion per annum on average is expected. Guidance is subject to exchange rate movements.

News release

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY23e		FY22	FY21
	US$M		US$M	US$M
Maintenance[1]	3,500		2,754	2,259
Development - Minerals	3,700		3,101	3,353
Capital expenditure (purchases of property, plant and equipment)	7,200		5,855	5,612
Add: exploration expenditure	400		256	192
Capital and exploration expenditure – Continuing operations	7,600		6,111	5,804
Capital expenditure – Discontinued operations	—	[2]	1,434	1,316
Capital and exploration expenditure – Total operations	7,600		7,545	7,120

1	Includes capitalised deferred stripping of US$790 million for FY22 (FY21: US$810 million) and US$0.9 billion for FY23.
2	No capital and exploration guidance for Petroleum given the merger with Woodside was completed on 1 June 2022.

•

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with carbon abatement and our automation programs, for WAIO has increased from approximately US$4.50 per tonne to approximately US$5 per tonnevi to support medium-term volume creep, asset integrity and end of life fleet replacement.

•	In light of the Queensland royalty announcement, BMA is reassessing future investment decisions and is unable to provide annual sustaining capital expenditure guidance at this time.

•

Capital expenditure on operational decarbonisation is expected to be around US$4 billion in aggregate until the 2030 financial year and is assessed through the capital allocation framework to maximise shareholder value.

Projects

•

At the end of the 2022 financial year, the Jansen Stage 1 project is tracking to plan. We are working to bring forward Jansen Stage 1 first production into 2026 and are assessing options to accelerate Jansen Stage 2. For the 2023 financial year, approximately US$740 million in capital expenditure is planned for work at Jansen Stage 1, which will continue to focus on civil and mechanical construction on the surface and underground, as well as equipment procurement and port construction.

•

On 7 September 2021, BHP received regulatory approval to increase capacity at our Port Hedland operations up to 330 Mtpa (100 per cent basis), subject to the outcomes of a standard appeals process. We are assessing 330 Mtpa expansion alternatives, in-line with our capital allocation framework. Our near-term focus remains on sustainable achievement of 290 Mtpa of iron ore, and our current medium-term plan is to creep production to greater than 300 Mtpa.

•	We continue to progress with the implementation of autonomous trucks across our Australian iron ore and coal mine sites.

•	At South Flank, the Autonomous Haulage Project to automate the current fleet of 41 Komatsu haul trucks commenced in the June 2022 quarter and is expected to be completed within 18 months.

•	At the Daunia coal mine in Central Queensland, all autonomous haul trucks were commissioned and operational in November 2021, on schedule and budget.

•

At the Goonyella Riverside mine in Queensland, automation of the pre-strip truck fleet was completed in March 2022 with the coal truck fleet expected to be fully autonomous by the end of December 2022, on schedule and budget.

•

After the successful implementation of autonomous drills at both Escondida and Spence, the deployment of autonomous trucks is scheduled to start in the second half of the 2023 financial year at Spence and during the 2024 financial year at Escondida.

BHP Results for the year ended 30 June 2022

•	Major projects are summarised below:

			Capital	Date of
			Expenditure[1]	initial	Progress /
Commodity Project and ownership Project scope / capacity[1]			US$M	production	comments
			Budget	Target
Projects completed during the 2022 financial year
Potash	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,972	CY27	Completed in June 2022.
Projects in execution at 30 June 2022
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	5,723	CY27	Approved in August 2021, the project is 8% complete.

1

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP’s share.

Outlookvii

Economic outlook

Population growth, the infrastructure required for decarbonisation and rising living standards are all expected to drive demand for steel, non-ferrous metals and fertilisers for decades.

In the near term, BHP’s operating environment is expected to remain volatile. Growth momentum has slowed across many key regions, and caution remains due to geopolitical uncertainty as well as COVID-19. This is particularly evident in advanced economies, as central banks pursue anti-inflationary policy and Europe’s energy crisis is an additional source of concern. China’s economy is expected to improve as the 2023 financial year progresses. Infrastructure and the automotive sector are already responding to policy support, however a rebound in housing activity is expected to take somewhat longer.

Industry wide inflationary pressures continue to lift and steepen operating cost curves and extend timelines for project delivery. Many commodity-linked uncontrollable costs, such as diesel, increased to record highs in the 2022 financial year, and energy costs remain vulnerable to global geopolitical developments. The lag effect of inflation, as well as labour market tightness is expected to impact our cost base throughout the 2023 financial year. Exchange rates have adjusted rapidly against the evolving macroeconomic backdrop, with the pronounced US dollar strength providing a partial offset for local currency cost inflation in our major operating jurisdictions.

The net result of these many challenges is that the marginal cost of production is now estimated to be markedly higher than it was prior to the COVID-19 pandemic. This implies that price support is also expected to be higher than in previous cycles and low-cost operators stand to capture higher relative margins in certain commodities.

Commodities review and outlook

The global steel market opened the second half of the 2022 financial year strongly, both in China and the rest of the world (ROW), but momentum began to fade as the period came to a close. Chinese blast furnace utilisation rates remained fairly resilient during the June quarter COVID-19 lockdowns, as a shortage of feedstock reduced utilisation of scrap-based electric arc furnaces. While a steady improvement in end-use demand from China is anticipated, the slower than expected rebound in construction post COVID-19 lockdowns has dampened sentiment across the steel value chain. In the ROW, strong profitability for steelmakers in the March 2022 quarter had declined by the end of the June quarter, as end-use demand softened amidst high input costs. ROW steel markets are expected to remain under pressure in the 2023 financial year as the macroeconomic climate softens.

The iron ore market was firm for much of the second half of the 2022 financial year, supported by resilient demand, constrained supply of competing scrap in China, and lower than expected seaborne supply from some of the low cost and swing producers. As a result, Chinese port stocks declined steadily for much of the period. Lower prices for iron ore towards the end of the 2022 financial year reflected weakening sentiment in the steel value chain. Looking ahead, the key near-term uncertainties are the pace of steel end-use demand recovery in China, how the Chinese authorities will administer production cuts in the remainder of the 2022 calendar year to meet the annual zero-growth mandate, and the performance of seaborne supply. In the medium term, China’s demand for iron ore is expected to be lower than it is today as crude steel production plateaus, and the scrap-to-steel ratio rises. In the long term, prices are expected to be determined by high-cost production, on a value-in-use adjusted basis, from Australia or Brazil. It is imperative that we continue to compete on both product quality and as a low-cost producer.

News release

Metallurgical coal prices surged to record highs in the second half of the 2022 financial year on firm ROW demand, uncertainty over Russia and multi-regional supply disruptions. The deterioration in ROW steelmaking profitability late in the June quarter saw prices descend from their highs. The industry faces an uncertain outlook while natural trade flows are impaired, including China’s import policy and Russian coal supply. Additionally, the major seaborne supply region of Queensland has become less conducive to long-life capital investment as a result of changes to the royalty regime. Long term, we believe that higher quality metallurgical coals will still be used in blast furnace steel making for decades based on our bottom-up analysis of likely regional steel decarbonisation pathways, as discussed in our Climate Transition Action Plan (CTAP). Demand for seaborne Hard Coking Coals (HCC) is expected to expand alongside the growth of the steel industry in hard coking coal importing countries such as India.

Energy coal prices reached record highs in May 2022 amid very strong demand and constrained supply. Trade flow redirection from Asia to Europe due to the Russian invasion of Ukraine, gas-to-coal switching as LNG prices spiked upwards, and hot weather in major importing regions, all contributed to the swift increase in pricing. Longer term, total primary energy derived from coal (power and non-power) is expected to be challenged, particularly under deep decarbonisation scenarios where demand is expected to decline.

Copper prices spent much of the 2022 financial year trading around historic highs, buoyed by robust demand, low visible inventories, project delays and Russian supply risks. However, prices fell in two stages in the June quarter. The first decline was due to the demand impact of China’s COVID-19 lockdowns. The second was due to recession speculation in advanced economies. We believe mine supply and scrap collection will grow in the next few years, covering near-term demand growth. Longer term, traditional end-use demand is expected to be solid, while the electrification mega-trend offers attractive upside.

The nickel market was in deficit across the 2021 calendar year and early calendar year 2022. Visible inventories were drawn down steeply, putting upward pressure on prices. These tight fundamentals emerged due to a combination of strong demand from conventional end-use sectors, rapid growth in the electric vehicle value chain, uncertainty over Russia, and constrained Class-1 supply in the 2021 calendar year. These forces culminated in a dramatic spike in LME prices in March 2022. Prices have since fallen back to levels before the Russian invasion of Ukraine due to recession fears, alongside other exchange-traded commodities. Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Potash prices reached historic highs in the 2022 financial year, with strong demand momentum amplified by uncertainty over the actual and potential loss of supply volumes from both Belarus and Russia (collectively around 40 per cent of global supply). Spot prices in Brazil (granular grade, CFR) peaked in late April 2022, at above US$1,100 per tonneviii. Longer term, potash stands to benefit from the intersection of numerous global megatrends: rising population, changing diets and the need for the sustainable intensification of agriculture on finite arable land. The compelling demand picture, geopolitical uncertainty and the maturity of the existing asset base offers an attractive entry opportunity for a world class operation in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

BHP Results for the year ended 30 June 2022

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

Underlying attributable profit

Year ended 30 June	2022 US$M	2021 US$M Restated
Profit after taxation from continuing and discontinued operations attributable to BHP shareholders	30,900	11,304
Total exceptional items attributable to BHP shareholders[1]	(7,085)	5,773
Underlying attributable profit	23,815	17,077
(Profit)/loss after taxation attributable to members of BHP for Discontinued operations	(10,655)	225
Total exceptional items attributable to BHP shareholders for Discontinued operations[2]	8,159	(317)
Underlying attributable profit – Continuing operations	21,319	16,985
Weighted basic average number of shares (million)	5,061	5,057
Underlying basic earnings per ordinary share – Continuing operations (US cents)	421.2	335.9

1	Refer to note 3 ‘Exceptional items’, note 4 ‘Significant events – Samarco dam failure’ and note 27 ‘Discontinued operations’ of the Financial Statements in the Appendix 4E for further information.
2	Refer to note 27 ‘Discontinued operations’ of the Financial Statements in the Appendix 4E for further information.

Underlying EBITDA

Year ended 30 June	2022 US$M	2021 US$M Restated
Profit from operations	34,106	25,515
Exceptional items included in profit from operations[1]	330	4,338
Underlying EBIT	34,436	29,853
Depreciation and amortisation expense	5,683	5,084
Net impairments	515	2,507
Exceptional item included in Depreciation, amortisation and impairments[2]	—	(2,371)
Underlying EBITDA	40,634	35,073

1

Exceptional items loss of US$330 million excludes net finance costs of US$290 million related to the Samarco dam failure. Refer to note 3 ‘Exceptional items’ and note 4 ‘Significant events – Samarco dam failure’ of the Financial Statements in the Appendix 4E for further information.

2	Relates to impairment charges in relation to NSWEC and Potash. Refer to note 3 ‘Exceptional items’ in the Appendix 4E for further information.

News release

Underlying EBITDA

The following table and commentary describes the impact of the principal factorsi that affected Underlying EBITDA for the 2022 financial year compared with the 2021 financial year:

	US$M
Year ended 30 June 2021 (Restated)	35,073
Net price impact:
Change in sales prices	6,594	Higher average realised prices for metallurgical coal, thermal coal, copper and nickel, partially offset by lower average realised prices for iron ore.
Price-linked costs	(1,047)	Increased royalties reflecting higher realised prices for metallurgical coal and thermal coal and higher third party concentrate purchase costs reflecting higher nickel prices, partially offset by lower royalties for iron ore.
	5,547
Change in volumes	(1,212)	Lower volumes across our operations associated with the impacts of COVID-19 (US$952 million), lower volumes at Olympic Dam as a result of the planned major smelter maintenance campaign, lower copper concentrator feed grade at Escondida, lower BMA volumes due to significant wet weather impacts, and lower volumes at Nickel West due to an unplanned smelter outage in the June 2022 quarter. This was partially offset by higher concentrate sales at Spence reflecting the continued ramp up of the Spence Growth Option and favourable weather compared to the prior year at WAIO.
Change in controllable cash costs	(540)	Higher costs across our operations due to the impacts of COVID-19 (US$277 million) reported as an exceptional item last year, higher costs at WAIO due to South Flank operational ramp-up expenditure and higher rail maintenance costs. Higher costs at Escondida due to an increase in material mined and workforce bonus payments for a new collective bargaining agreement. Higher costs at Spence due to a ramp-up of concentrate volumes, and a prior year one-off gain due to the cancellation of power contracts at Escondida and Spence. This was partially offset by favourable inventory movements at Olympic Dam, Nickel West, Escondida and Spence, and lower costs at BMA due to cost efficiency initiatives.
Change in other costs:
Exchange rates	1,180	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(867)	Impact of inflation on the Group’s cost base.
Fuel, energy, and consumable price movements	(660)	Predominantly higher diesel and acid prices.
Non-Cash	(3)
	(350)
Asset sales	2
Ceased and sold operations	1,668	Reflects the contribution of BMC prior to divestment and a decrease in costs related to the closure and rehabilitation provision for closed mines of US$297 million[1] compared with the prior year.
Other items	446	Other includes higher recovery of freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages and higher average realised sales prices received by Antamina, partially offset by the write-off of iron ore dormant stockpiles.
Year ended 30 June 2022	40,634

1	Closure and rehabilitation provision for closed mines adjustment charge to the income statement of US$4 million (FY21: US$301 million).

BHP Results for the year ended 30 June 2022

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised below:

Average realised prices[1]	H2 FY22	H1 FY22	FY22	FY21	FY22 vs FY21	H2 FY22 vs H2 FY21	H2 FY22 vs H1 FY22
Copper (US$/lb)	4.02	4.31	4.16	3.81	9%	(7%)	(7%)
Iron ore (US$/wmt, FOB)	112.65	113.54	113.10	130.56	(13%)	(29%)	(1%)
Metallurgical coal (US$/t)	423.82	259.71	347.10	106.64	225%	269%	63%
Hard coking coal (HCC) (US$/t)[2,3]	437.60	278.60	366.82	112.72	225%	269%	57%
Weak coking coal (WCC) (US$/t)[2,3]	382.56	218.65	296.51	89.62	231%	266%	75%
Thermal coal (US$/t)[4]	302.60	137.68	216.78	58.42	271%	327%	120%
Nickel metal (US$/t)	27,399	19,651	23,275	16,250	43%	56%	39%

1

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

2

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

3	Includes BMC sales until completion of the divestment on 3 May 2022.
4	Includes thermal coal sales from metallurgical coal mines.

In Copper, the provisional pricing and finalisation adjustments decreased Underlying EBITDA by US$473 million in the 2022 financial year and is included in the average realised copper price in the above table.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Year ended 30 June 2022	Average Year ended 30 June 2021	As at 30 June 2022	As at 30 June 2021	As at 30 June 2020
Australian dollar[1]	0.73	0.75	0.69	0.75	0.68
Chilean peso	811	746	920	735	816

1	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments excluding exceptional items increased by US$978 million to US$6.2 billion. The increase reflected higher depreciation and amortisation from the commissioning of South Flank at WAIO and updates to the closure provision at Yandi at the end of the 2021 financial year, the commissioning of Spence Growth Option (SGO) in the prior year, and the completion of the major smelter maintenance campaign at Olympic Dam in January 2022.

Impairment increased by US$379 million mainly reflecting an increase in the closure and rehabilitation provision at Cerro Colorado due to additional work required to re-profile waste dumps for closure and an increase in scope for the closure activities.

Net finance costs

Net finance costs decreased by US$254 million to US$1.0 billion primarily as the prior year included premiums of US$395 million paid as part of the multi-currency hybrid repurchase programs completed that year.

News release

Taxation expense

	2022			2021 (Restated)
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	33,137	(10,737)	32.4	24,292	(10,616)	43.7
Adjusted for:
Exchange rate movements	—	(233)		—	(33)
Exceptional items[1]	620	454		4,423	1,057

Adjusted effective tax rate	33,757	(10,516)	31.2	28,715	(9,592)	33.4

1	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, was 31.2 per cent (2021: 33.4 per cent). The adjusted effective tax rate was above 30 per cent primarily due to higher withholding tax on current and future dividends from our Chilean operations and the de-recognition of deferred tax assets arising from an impairment of Cerro Colorado. The adjusted effective tax rate was lower than at 30 June 2021 primarily as the prior year was impacted by the de-recognition of deferred tax assets related to tax credits and tax losses not expected to be recoverable. The adjusted effective tax rate is expected to be in the range of 30 to 35 per cent for the 2023 financial year.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$4.0 billion during the period (2021: US$3.1 billion).

Exceptional items

The following table sets out the exceptional items (continuing operations) for the 2022 financial year. Additional information is included in note 3 ‘Exceptional items’ of the Financial Statements in the Appendix 4E.

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	—	(423)	(423)
Corporate structure unification costs	(428)	—	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	—	840

Total	(620)	(454)	(1,074)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(620)	(454)	(1,074)

Discontinued operations

On 1 June 2022, BHP announced that the merger of its Petroleum business with Woodside Energy Group Limited had completed.

Petroleum’s contribution to BHP’s 2022 financial results comprised a US$2.5 billion profit after taxation excluding exceptional items. Exceptional items comprised a net gain on the merger of US$8.2 billion. This contribution has been included in attributable profit after taxation from discontinued operations of US$10.7 billion. Additional information is included in note 27 ‘Discontinued operations’ of the Financial Statements in the Appendix 4E.

Debt management and liquidity

BHP continues to optimise its balance sheet and debt position.

During the 2022 financial year, gross debt decreased by US$4.6 billion to US$16.4 billion as at 30 June 2022. This decrease includes a US$0.5 billion repayment of 3.25 per cent USD senior notes that matured on 21 November 2021 and US$0.7 billion repayment of 2.88 per cent USD senior notes that matured on 24 February 2022. The reduction also includes US$2.3 billion of favourable foreign exchange and interest rate adjustments, along with US$0.5 billion of coal and petroleum leases disposed following the coal divestments and merger of Petroleum assets with Woodside Energy.

BHP continues to hold a robust liquidity position with US$17.2 billion in cash and cash equivalents. Additional information is included in note 20 ‘net debt’ of the Financial Statements in the Appendix 4E.

BHP Results for the year ended 30 June 2022

Dividend

The BHP Board today determined to pay a final dividend of US$1.75 per share (US$8.9 billion). The final dividend will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the final dividend	Date
Announcement of currency conversion into RAND	23 August 2022
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	30 August 2022
Ex-dividend Date JSE	31 August 2022
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	1 September 2022
Record Date	2 September 2022
Announcement of currency conversion into AUD, GBP and NZD	5 September 2022
DRP and Currency Election date	5 September 2022
Payment Date	22 September 2022
DRP Allocation Date	6 October 2022

Shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 30 August 2022 and 2 September 2022 (inclusive), nor will transfers between the Australian register and the South African register be permitted between the dates of 22 August 2022 and 5 September 2022 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at: bhp.com/DRP

News release

Segment summary1, 2

A summary of performance for the 2022 and 2021 financial years is presented below.

Year ended 30 June 2022 US$M	Revenue[3]	Underlying EBITDA[4]	Underlying EBIT[4]	Exceptional items[5]	Net operating assets[4]	Capital expenditure	Exploration gross[6]	Exploration to profit
Copper	16,849	8,565	6,330	(81)	27,420	2,528	85	85
Iron Ore	30,767	21,707	19,471	(648)	16,823	1,848	95	54
Coal	15,549	9,504	8,733	849	7,650	621	17	6
Group and unallocated items[7]	1,933	858	(98)	(450)	2,545	858	59	54
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	65,098	40,634	34,436	(330)	54,438	5,855	256	199

Year ended 30 June 2021 (Restated) US$M	Revenue[3]	Underlying EBITDA[4]	Underlying EBIT[4]	Exceptional items	Net operating assets[4]	Capital expenditure	Exploration gross[6]	Exploration to profit
Copper	15,726	8,489	6,809	(144)	26,928	2,180	53	53
Iron Ore	34,475	26,278	24,294	(1,319)	18,663	2,188	100	55
Coal	5,154	288	(577)	(1,567)	7,512	579	20	7
Group and unallocated items[7]	1,566	18	(673)	(1,308)	2,921	665	19	19
Inter-segment adjustment	—	—	—	—	—	—	—	—

Total Group	56,921	35,073	29,853	(4,338)	56,024	5,612	192	134

1

On 1 June 2022, the Group completed the merger of its Petroleum business with Woodside. The Group’s Petroleum business remained part of the Group until that date however does not form part of the reportable segments summarised above. The contribution of the Petroleum assets is presented as a single amount in the line item ‘Profit/(loss) after taxation from discontinued operations’. Refer to note 27 ‘Discontinued operations’ of the Financial Statements in the Appendix 4E.

2

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$573 million (FY2021: US$626 million) related to equity accounted investments. It excludes exceptional items loss of US$676 million (FY2021: US$1,456 million loss) related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$6,528 million (FY2021: US$9,558 million) and net finance costs of US$969 million (FY2021: US$1,223 million).

3

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$2,995 million and Underlying EBITDA of US$36 million (FY2021: US$2,285 million and US$65 million).

4

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to section 11 ‘Non-IFRS financial information’ included in the Operating and Financial Review in the Appendix 4E.

5

Exceptional items loss of US$330 million excludes net finance costs of US$290 million included in the total loss before taxation of US$1,032 million related to the Samarco dam failure. Refer to note 3 ‘Exceptional items’ and note 4 ‘Significant events – Samarco dam failure’ of the Financial Statements in the Appendix 4E for further information.

6	Includes US$57 million capitalised exploration (FY2021: US$58 million).
7

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, legacy assets, and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA[4]	D&A	Underlying EBIT[4]	Net operating assets[4]	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(147)	2	(149)	3,570	376	—	—
Nickel West	1,926	420	93	327	721	362	42	37

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA[4]	D&A	Underlying EBIT[4]	Net operating assets[4]	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(167)	2	(169)	3,073	268	—	—
Nickel West	1,545	259	110	149	300	286	17	17

BHP Results for the year ended 30 June 2022

Copper

Underlying EBITDA for the 2022 financial year increased by US$0.1 billion to US$8.6 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2021	8,489
Net price impact:
Change in sales prices	995	Higher average realised price:
		Copper US$4.16/lb (FY21: US$3.81/lb)
Price-linked costs	(11)
Change in volumes	(652)	Lower volumes at Escondida due to lower concentrator feed grade, COVID-19 related absenteeism and public road blockades impacting access to site, partially offset by increased cathode sales due to better leaching performance. Lower volumes at Olympic Dam reflecting the execution of the planned major smelter maintenance campaign in the period. At Spence, higher concentrate sales driven by the continued ramp up of the Spence Growth Option more than offset the impact of lower cathode sales as a result of grade decline.
Change in controllable cash costs	(107)	Higher costs at Escondida in line with record material mined and workforce bonus payments for renewal of a collective bargaining agreement, and also at Spence from a ramp-up of concentrate volumes. In addition, controllable costs increased at both Escondida and Pampa Norte due to costs associated with the implementation of COVID-19 preventative measures (reported as an exceptional item in the prior year). This was partially offset by favourable inventory movements at Escondida and Spence as well as lower costs at Olympic Dam reflecting favourable inventory movements due to reduced operational activity during the major smelter maintenance campaign. In the prior year, costs benefited from a one-off gain from cancelled power contracts at Escondida and Spence.
Change in other costs:
Exchange rates	497
Inflation	(408)
Fuel, energy, and consumable price movement	(295)	Higher diesel, acid and consumable prices, partially offset by lower power prices at Escondida and Spence due to the renewables transition.
Non-cash	(15)	Lower capitalised stripping costs at Spence, reflecting the planned development phase of the mines.
Other items	72	Other includes increased profit at Antamina driven by higher realised prices for both copper and zinc.
Underlying EBITDA for the year ended 30 June 2022	8,565

Escondida unit costs increased by 20 per cent to US$1.20 per pound at realised exchange rates. This reflects strong cost discipline despite higher prices for consumables, workforce bonus payments following renewal of a new collective bargaining agreement, and a one-off gain recorded in the prior year due to cancelled power contracts as part of Escondida’s transition to renewable electricity. Costs associated with a planned material mined increase of approximately 20 per cent, incremental costs associated with COVID-19 preventative measures and lower by-product credits also contributed to higher unit costs. These increases were partially offset by lower power prices achieved by Escondida’s transition towards 100 per cent renewable electricity.

Unit costs in the 2023 financial year are expected to be between US$1.25 and US$1.45 per pound (based on an exchange rate of USD/CLP 830). This largely reflects inflationary pressures, including expected further price increases for consumables, and planned higher costs to study the potential to increase optionality at Escondida longer term. In the medium term, unit cost guidance for Escondida has been revised to less than US$1.15 per pound from less than US$1.10 per pound (based on an exchange rate of USD/CLP 830), reflecting inflation, the impact of higher power consumption and increased water costs. Medium-term production guidance for Escondida of 1.2 Mtpa on average over the next five years remains unchanged.

COVID-19 continues to pose a risk to our operations in Chile. As at August 2022, our Chilean operations have been classified under a medium level of alert, requiring compliance to a number of controls prior to accessing mine sites. In the near term, we expect to keep in place the controls to mitigate the impact on our workforce and operations.

News release

Escondida unit costs (US$M)	H2 FY22	H1 FY22	FY22	FY21
Revenue	4,671	4,829	9,500	9,470
Underlying EBITDA	3,074	3,124	6,198	6,483
Gross costs	1,597	1,705	3,302	2,987
Less: by-product credits	216	214	430	478
Less: freight	127	103	230	162
Net costs	1,254	1,388	2,642	2,347
Sales (kt)	514	487	1,001	1,066
Sales (Mlb)	1,132	1,074	2,206	2,350
Cost per pound (US$)[1] 2 3	1.11	1.29	1.20	1.00

1	FY22 based on an average realised exchange rate USD/CLP 811.
2	FY22 includes COVID-19 related costs of US$0.02 per pound, which was reported as an exceptional item in FY21 (FY21: US$0.03 per pound).
3	FY21 includes a one-off gain from the optimised outcome from renegotiation of cancelled power contracts of US$0.04 per pound.

At Spence, we have identified and are closely monitoring Tailings Storage Facility (TSF) anomalies, including minor settlement in the protection dyke and some ruptures in the TSF liner. Tailings experts, including the Independent Tailings Review Board, have observed and reviewed the Spence tailings storage facility. Actions are in place to reduce the volume of water in the tailings facility and internal and external experts have confirmed the stability of the tailings facility with these actions in place. We have also informed regulatory agencies, including the steps required to implement a remediation plan for the TSF. Currently, the SGO concentrator continues to operate with no impact to production or market guidance. On the basis that these issues are resolved, production at Spence is expected to reach and average approximately 270 ktpa of production for four years (including cathodes) following the completion of SGO plant modifications. The modifications will be supported by capital expenditure of approximately US$100 million, and are currently planned to be completed in calendar year 2023, with further studies ongoing for additional capacity uplift. The modifications include upgrades to the tanks, the rougher cells feeding system, the lime addition and storage system.

In January 2022, Escondida and Spence completed the transition to four renewable power contracts to deliver operational flexibility, seeking to ensure security of power supply and reduce energy prices at both operations by approximately 20 per cent. We aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable electricity sources by the mid-2020s.

BHP Results for the year ended 30 June 2022

Financial information for Copper for the 2022 and 2021 financial years is presented below.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	9,500	6,198	907	5,291	11,703	860
Pampa Norte[2]	2,670	1,363	893	470	4,543	673
Antamina[3]	1,777	1,289	146	1,143	1,306	323
Olympic Dam	1,776	409	421	(12)	9,877	966
Other[3] [4]	—	(157)	16	(173)	(9)	29

Total Copper from Group production	15,723	9,102	2,383	6,719	27,420	2,851

Third party products	2,903	36	—	36	—	—

Total Copper	18,626	9,138	2,383	6,755	27,420	2,851	96	92

Adjustment for equity accounted investments[5]	(1,777)	(573)	(148)	(425)	—	(323)	(11)	(7)

Total Copper statutory result	16,849	8,565	2,235	6,330	27,420	2,528	85	85

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[1]	9,470	6,483	969	5,514	11,926	666
Pampa Norte[2]	1,801	954	390	564	4,510	678
Antamina[3]	1,627	1,158	142	1,016	1,362	237
Olympic Dam	2,211	598	313	285	9,045	830
Other[3] [4]	—	(230)	10	(240)	85	7

Total Copper from Group production	15,109	8,963	1,824	7,139	26,928	2,418

Third party products	2,244	64	—	64	—	—

Total Copper	17,353	9,027	1,824	7,203	26,928	2,418	62	58

Adjustment for equity accounted investments[5]	(1,627)	(538)	(144)	(394)	—	(238)	(9)	(5)

Total Copper statutory result	15,726	8,489	1,680	6,809	26,928	2,180	53	53

1	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
2	Includes Spence and Cerro Colorado.
3	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
4	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold.
5

Total Copper statutory result revenue excludes US$1,777 million (FY2021: US$1,627 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$148 million (FY2021: US$144 million) D&A and US$425 million (FY2021: US$394 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$323 million (FY2021: US$237 million) related to Antamina and US$ nil (FY2021: US$1 million) related to SolGold. Exploration gross excludes US$11 million (FY2021: US$9 million) related to SolGold of which US$7 million (FY2021: US$5 million) was expensed.

News release

Iron Ore

Underlying EBITDA for the 2022 financial year decreased by US$4.6 billion to US$21.7 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2021	26,278
Net price impact:
Change in sales prices	(4,361)	Lower average realised price: Iron ore US$113/wmt, FOB (FY21: US$131/wmt, FOB)
Price-linked costs	339	Lower royalties in line with lower prices.
Change in volumes	10	Strong operational performance as well as favourable weather impacts compared to the prior year, offset by the impacts of temporary labour constraints relating to COVID-19 border restrictions and planned maintenance activities in the period.
Change in controllable cash costs	(431)	Higher costs as a result of South Flank operational ramp up spend, increased rail maintenance, incremental costs associated with COVID-19 (mainly higher demurrage costs due to delays, reported as an exceptional item in the prior year) and inventory movements to support the supply chain.
Change in other costs:
Exchange rates	332
Inflation	(229)
Fuel, energy, and consumable price movement	(163)	Predominantly higher diesel prices.
Other items	(68)	Other includes the write-off of dormant stockpiles, partially offset by other items.
Underlying EBITDA for the year ended 30 June 2022	21,707

WAIO unit costs increased by 13 per cent to US$16.81 per tonne at realised exchange rates (US$15.05 per tonne on a C1 basis excluding third party royalties4). The increase in unit cost was mainly due to higher diesel prices, costs associated with the ramp up of South Flank, higher rail track maintenance costs, and costs associated with COVID-19 of approximately US$0.50 per tonne. Costs associated with COVID-19 were reported as an exceptional item in the prior year and have been reflected in unit costs this year. The increase in WAIO unit costs was partially offset by the impact of favourable exchange rate movements.

Unit costs in the 2023 financial year are expected to be between US$18 and US$19 per tonne based on updated guidance exchange rates of AUD/USD 0.72. In the medium term, unit costs have been revised to less than US$17 per tonne from less than US$16 per tonne (based on an exchange rate of AUD/USD 0.72), reflecting the updated guidance exchange rates, inflationary pressures and our plan to creep production to greater than 300 Mtpa.

The iron ore business has continued to navigate labour market tightness during the most recent COVID-19 wave.

WAIO unit costs (US$M)	H2 FY22	H1 FY22	FY22	FY21
Revenue	14,882	15,750	30,632	34,337
Underlying EBITDA	10,561	11,227	21,788	26,270
Gross costs	4,321	4,523	8,844	8,067
Less: freight[1]	1,098	1,399	2,497	1,755
Less: royalties	1,065	1,069	2,134	2,577
Net costs	2,158	2,055	4,213	3,735
Sales (kt, equity share)	123,467	127,221	250,688	252,052
Cost per tonne (US$)[2] [3]	17.48	16.15	16.81	14.82
Cost per tonne on a C1 basis excluding third party royalties (US$)[3] [4]	15.39	14.74	15.05	12.98

1	FY22 increase in freight costs driven by higher diesel prices and vessel demand increases from global supply chain pressures relating to COVID-19.
2	FY22 based on an average realised exchange rate of AUD/USD 0.73.
3

FY22 includes COVID-19 related costs of US$0.50 per tonne (including US$0.22 per tonne relating to operations and US$0.28 per tonne relating to demurrage). FY21 excluded COVID-19 related costs of US$0.51 per tonne (including US$0.25 per tonne relating to operations and US$0.26 per tonne relating to demurrage) that was reported as an exceptional item. In FY21 an additional US$0.12 per tonne related to capital projects was also reported as an exceptional item.

4

Excludes third party royalties of US$1.93 per tonne (FY21: US$2.06 per tonne), net inventory movements US$(0.48) per tonne (FY21: US$(1.11) per tonne), depletion of production stripping US$0.69 per tonne (FY21: US$0.69 per tonne), operational readiness costs relating to South Flank nil (FY21: US$0.30 per tonne), exploration expenses, Marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.39) per tonne (FY21: US$(0.10) per tonne).

BHP Results for the year ended 30 June 2022

Financial information for Iron Ore for the 2022 and 2021 financial years is presented below.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[1]	Exploration to profit
Western Australia Iron Ore	30,632	21,788	2,119	19,669	20,376	1,847
Samarco[2]	—	—	—	—	(3,433)	—
Other[3]	116	(81)	117	(198)	(120)	1

Total Iron Ore from Group production	30,748	21,707	2,236	19,471	16,823	1,848

Third party products[4]	19	—	—	—	—	—

Total Iron Ore	30,767	21,707	2,236	19,471	16,823	1,848	95	54

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	30,767	21,707	2,236	19,471	16,823	1,848	95	54

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[1]	Exploration to profit
Western Australia Iron Ore	34,337	26,270	1,959	24,311	21,289	2,186
Samarco[2]	—	—	—	—	(2,794)	—
Other[3]	120	7	25	(18)	168	2

Total Iron Ore from Group production	34,457	26,277	1,984	24,293	18,663	2,188

Third party products[4]	18	1	—	1	—	—

Total Iron Ore	34,475	26,278	1,984	24,294	18,663	2,188	100	55

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	34,475	26,278	1,984	24,294	18,663	2,188	100	55

1	Includes US$41 million of capitalised exploration (FY2021: US$45 million).
2

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

3	Predominantly comprises divisional activities, towage services, business development and ceased operations.
4	Includes inter-segment and external sales of contracted gas purchases.

News release

Coal

Underlying EBITDA for the 2022 financial year increased by US$9.2 billion to US$9.5 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2021	288
Net price impact:
Change in sales prices	9,311	Higher average prices: Hard Coking Coal US$370/t (FY21: US$115/t); Weak Coking Coal US$316/t (FY21: US$90/t); and Thermal Coal US$217/t (FY21: US$58/t)
Price-linked costs	(1,196)	Higher royalties in line with higher prices.
Change in volumes	(341)	Lower volumes at BMA due to significant wet weather impacts, additional maintenance, including the replacement of the stacker at Goonyella and labour constraints, including COVID-19 related absenteeism, as well as reduced stripping during the ramp up phase and transition to autonomous haulage at Goonyella and Daunia. Lower volumes at NSWEC due to an increased proportion of washed coal and COVID-19 related labour constraints.
Change in controllable cash costs	97	Cost reduction initiatives and lower contractor stripping costs at BMA in line with lower volumes, partially offset by higher maintenance, increased demurrage rates and COVID-19 related costs (reported as an exceptional item in the prior year).
Change in other costs:
Exchange rates	268
Inflation	(138)
Fuel, energy, and consumable price movement	(141)	Predominantly higher diesel and electricity prices.
Other items	1,356	Predominantly the contribution of BMC prior to divestment of our 80% interest on 3 May 2022.
Underlying EBITDA for the year ended 30 June 2022	9,504

BMA unit costs1 increased by eight per cent to US$89 per tonne primarily due to lower volumes following significant wet weather impacts across most BMA operations and labour constraints, including COVID-19 related absenteeism which impacted stripping and mine productivity, and higher diesel and electricity prices. This was partially offset by cost reduction initiatives and favourable exchange rate movements.

Unit costs in the 2023 financial year are expected to be between US$90 and US$100 per tonne (based on an exchange rate of AUD/USD 0.72) as a result of continued higher diesel and electricity prices. We remain focused on cost reduction and productivity initiatives, however given the ongoing uncertainty regarding restrictions on coal imports into China and the announcement of the change to the Queensland royalty regime, we are unable to provide medium-term volume and unit cost guidance. We are preserving low-cost incremental growth optionality in our portfolio with a focus on higher quality coking coals.

COVID-19 cases have peaked in Queensland and are now trending down. Our current controls are continuously assessed to ensure our people remain safe and impact to operations is minimised.

BMA unit costs (US$M)[1]	H2 FY22	H1 FY22	FY22	FY21
Revenue	6,864	3,390	10,254	3,537
Underlying EBITDA	4,583	1,752	6,335	567
Gross costs	2,281	1,638	3,919	2,970
Less: freight	31	19	50	54
Less: royalties	881	401	1,282	275
Net costs	1,369	1,218	2,587	2,641
Sales (kt, equity share)	16,240	12,809	29,049	31,958
Cost per tonne (US$)[2] [3]	84.30	95.09	89.06	82.64

1	Queensland Coal unit costs no longer reported as the divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited was completed on 3 May 2022.
2	FY22 based on an average realised exchange rate of AUD/USD 0.73.
3	FY22 includes COVID-19 related costs of US$0.24 per tonne, which was reported as an exceptional item in FY21 (FY21: US$0.98 per tonne).

NSWEC unit costs increased by 10 per cent to US$71 per tonne reflecting lower volumes due to an increased proportion of washed coal to capitalise on higher margins for higher quality coals and COVID-19 related labour constraints which impacted stripping performance and mine productivity, combined with higher diesel and electricity prices. This was partially offset by cost reduction initiatives and favourable exchange rate movements.

BHP Results for the year ended 30 June 2022

Unit costs in the 2023 financial year are expected to increase to between US$76 and US$86 per tonne (based on an exchange rate of AUD/USD 0.72) reflecting inflationary pressures, higher port toll charges at the NCIG coal export terminal and a continued focus on higher quality coals, offset by mine plan optimisation, productivity improvements and cost reduction initiatives.

NSWEC unit costs (US$M)	H2 FY22	H1 FY22	FY22	FY21
Revenue	2,008	1,026	3,034	839
Underlying EBITDA	1,372	435	1,807	(169)
Gross costs	636	591	1,227	1,008
Less: royalties	143	84	227	66
Net costs	493	507	1,000	942
Sales (kt, equity share)	6,626	7,498	14,124	14,626
Cost per tonne (US$)[1] [2]	74.40	67.62	70.80	64.41

1	FY22 based on an average realised exchange rate of AUD/USD 0.73.
2	FY22 includes COVID-19 related costs of US$0.57 per tonne, which was reported as an exceptional item in FY21 (FY21: US$0.40 per tonne).

Financial information for Coal for the 2022 and 2021 financial years is presented below.

Year ended 30 June 2022 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	10,254	6,335	627	5,708	7,802	491
New South Wales Energy Coal[1]	3,122	1,868	91	1,777	(121)	73
Colombia[2]	—	—	—	—	—	—
Other[3] [4]	2,260	1,363	80	1,283	(31)	57

Total Coal from Group production	15,636	9,566	798	8,768	7,650	621

Third party products	—	—	—	—	—	—

Total Coal	15,636	9,566	798	8,768	7,650	621	17	6

Adjustment for equity accounted investments[5] [6]	(87)	(62)	(27)	(35)	—	—	—	—

Total Coal statutory result	15,549	9,504	771	8,733	7,650	621	17	6

Year ended 30 June 2021 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
BHP Mitsubishi Alliance	3,537	567	597	(30)	7,240	440
New South Wales Energy Coal[1]	927	(87)	144	(231)	(289)	50
Colombia[2]	281	74	86	(12)	—	21
Other[3] [4]	778	(96)	152	(248)	561	90

Total Coal from Group production	5,523	458	979	(521)	7,512	601

Third party products	—	—	—	—	—	—

Total Coal	5,523	458	979	(521)	7,512	601	20	7

Adjustment for equity accounted investments[5] [6]	(369)	(170)	(114)	(56)	—	(22)	—	—

Total Coal statutory result	5,154	288	865	(577)	7,512	579	20	7

1	Newcastle Coal Infrastructure Group is an equity accounted investment and its financial information presented above with the exception of net operating assets reflects BHP Group’s share.
2

On 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to Glencore. The transaction was first announced on 28 June 2021 for a total cash consideration of US$294 million with an effective economic date of 31 December 2020. During the year ended 30 June 2022, the Group received dividends of US$238 million from Cerrejón, reducing completion proceeds, net of expected transaction costs at completion date. For further information refer to note 29 ‘Investments accounted for using the equity method’ of the Financial Statements in the Appendix 4E.

3

On 3 May 2022 BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned entity of Stanmore Resources Limited (Stanmore Resources) resulting in a net after tax gain on disposal of US$840 million that has been recognised as an exceptional item. Refer to note 3 ‘Exceptional items’ of the Financial Statements in the Appendix 4E for further information. The Group’s share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT, Net operating assets and Capital expenditure have been presented within ‘Other’.

4	Predominantly comprises BHP Mitsui Coal (BMC), divisional activities and ceased operations.
5

Total Coal statutory result revenue excludes US$ nil (FY2021: US$281 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$ nil (FY2021: US$86 million) D&A and US$ nil (FY2021: US$2 million) net finance costs and taxation benefit related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$ nil (FY2021: US$21 million) related to Cerrejón.

6

Total Coal statutory result revenue excludes US$87 million (FY2021: US$88 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$62 million (FY2021: US$82 million) Underlying EBITDA, US$27 million (FY2021: US$28 million) D&A and US$35 million (FY2021: US$54 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$ nil (FY2021: US$1 million) related to Newcastle Coal Infrastructure Group.

News release

Greenfield minerals exploration

BHP continued to strengthen its portfolio of options in future facing commodities. Work continues on existing exploration projects, joint ventures and farm-in agreements, as well as leveraging technology to both look deeper in mature exploration jurisdictions and delineate new high potential search spaces globally.

Greenfield minerals exploration was undertaken during the year to advance copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets were also advanced in Canada and Australia. Work continued on the farm-in agreement executed in October 2021 for the early-stage Elliott copper project covering 7,200 km2 in the Northern Territory, Australia. At Oak Dam in South Australia, BHP is continuing next stage resource definition drilling with six drill rigs, after commencing the program in May 2021.

On 21 July 2022, we extended our strategic alliance with Midland Exploration for nickel exploration in Nunavik, Quebec, for one year until August 2023. As part of this, we have agreed to additional funding. This follows our agreement with Midland Exploration in April 2022 to fund a new nickel exploration program in Nunavik.

Group and unallocated items

Underlying EBITDA for Group and unallocated items increased by US$840 million to US$858 million in the 2022 financial year primarily due to an increase in EBITDA at Nickel West, a decrease in costs related to the closure and rehabilitation provision for closed mines compared with the prior year and recovery of higher freight costs caused by movements in the freight index on consecutive voyage charter (CVC) voyages of US$276 million.

Nickel West’s Underlying EBITDA increased from US$259 million to US$420 million for the 2022 financial year, reflecting higher prices and favourable exchange rate movements. This was partially offset by lower volumes mainly due to the significant impacts of COVID-19 related labour absenteeism and workforce shortages, unplanned downtime at the oxygen plant leading to a 15-day smelter outage in the June 2022 quarter, and the adverse impacts of the stronger nickel price on third party concentrate purchase costs.

BHP Results for the year ended 30 June 2022

The Financial Information for the year ended 30 June 2022 is derived from the audited Consolidated Financial statements included in the Appendix 4E and has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2021 financial statements of the Group in the Appendix 4E, with the exception of new accounting standards and interpretations which became effective from 1 July 2021 and other changes in accounting policies applied with effect from 1 July 2021. This news release includes Financial Information that is unaudited. Users are advised to read this News Release document together with the Appendix 4E (simultaneously released to respective stock exchanges). Analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2022 financial year compared with the 2021 financial year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

i

We use various key indicators to reflect our sustainability performance. For further information on the reasons for usefulness and calculation methodology, please refer to section 11 of the Operating and Financial Review in the Appendix 4E.

ii	We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information and relevant reconciliations are included in the Appendix 4E document for the year ended 30 June 2022 and comparative periods. Non-IFRS financial information is unaudited.

Non-IFRS financial information is consistent with how management review financial performance of the Group with the Board and the investment community.

We consider Underlying attributable profit to be a key measure that allows for the comparability of underlying financial performance by excluding the impacts of exceptional items, and Underlying attributable profit (Continuing operations) is the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is a key non-IFRS financial information measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is a relevant measure for capital intensive industries with long-life assets. Underlying EBITDA and Underlying EBIT are included in the Group’s Consolidated Financial Statements, as required by IFRS 8 ‘Operating Segments’.

Section 11 of the Operating and Financial Review in the Appendix 4E outline why we believe non-IFRS financial information are useful and the calculation methodology. We believe non-IFRS financial information provides useful information, but should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

Comparative period non-IFRS financial information has been adjusted for the effects of applying IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ and discloses them on the same basis as the current period figures.

Non-IFRS financial information includes some of the following items (for a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to section 11 of the Operating and Financial Review in the Appendix 4E):

•

‘Underlying attributable profit – Continuing operations’ (Profit after taxation from Continuing operations attributable to BHP shareholders excluding any Continuing exceptional items attributable to BHP shareholders).

•

‘Underlying EBIT’ (Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items). Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

•

‘Underlying EBITDA’ (Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items). Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

•	‘Underlying EBITDA margin’ (Underlying EBITDA excluding third party EBITDA products, divided by revenue excluding third party product revenue).

•

‘Net operating assets’ (Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances).

•

‘ROCE’ is ‘Underlying return on capital employed’ (Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

•	‘Free cash flow’ (Net operating cash flows less net investing cash flows).

•

‘Net debt’ (Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date).

•	‘Gearing ratio’ (Ratio of Net debt to Net debt plus Net assets).

iii

Presented on a total operations basis. The equivalent number for continuing operations is US$15.2 billion. For more information refer to the BHP Economic Contribution Report 2022 to be released in September 2022.

iv	Calculated on a weighted average basis.

v	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

vi	Medium term average; +/- 50% in any given year.

vii	The information in this section is based on BHP data, analysis and desk top research on public data sources.

viii	Nominal Potash Granular CFR Brazil Spot (midpoint) price as reported by Fertilizer Week.

News release

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in economic outlook, commodity prices and currency exchange rates; demand for commodities; medium-term guidance; production forecasts; operational performance; expectations, plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘guidance’, ‘outlook’, ‘prospect’, ‘target’, ‘intend’, ‘aim’, ‘goal’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations, the duration and severity of the Ukraine conflict and COVID-19 pandemic and their impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the Appendix 4E and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the Appendix 4E for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2021 to 30 June 2022.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset

BHP Results for the year ended 30 June 2022

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

The Board of BHP Group Limited

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Sabrina Goulart
Mobile: +56 9 8229 5357	Mobile: +1 832 781 6698

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited
Date: August 16, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary